Exhibit 99.6

CONSTRUTORA TENDA S.A.

Publicly-held Company

TAX ID (CNPJ/MF) No. 71.476.527/0001-35
NIRE 35.300.348.206

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The Shareholders of Construtora Tenda S.A. (“Company”) are hereby invited to meet on December 14, 2009, at 9:00 am, at the Company’s headquarters located in the city of São Paulo, State of São Paulo, Brazil, at Avenida Engenheiro Luis Carlos Berrini, 1,376, 9th floor, in an Extraordinary General Shareholders’ Meeting to decide on the following agenda: (i) to amend Article 5th of the Company’s bylaws in order to reflect the capital increases approved  by the Board of Directors up to the limit of the authorized capital, until the date this Extraordinary General Shareholders’ Meeting is held; (ii) to resolve on the merger of the total number of outstanding shares issued by the Company by Gafisa S.A., a company with headquarters in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, part, Eldorado Business Tower, Pinheiros, enrolled with  CNPJ/MF under no. 01.545.826/0001-07 (“Gafisa”), as set forth in the Protocol and Justification executed by the management of the Company and of Gafisa on November 9, 2009 (“Merger of Shares”); and (iii) to authorize the subscription, by the officers of the Company, of the shares to be issued by Gafisa due to the capital increase in connection with the Merger of Shares.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents, to the attention of the Investor Relations Department until December 11, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those which will be represented by an attorney-in-fact, the power-of-attorney in accordance with the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders, as from this date, in the Company’s headquarters as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of Merger of Shares; (ii) the audited financial statements of the Company and of Gafisa as of September 30, 2009; (iii) the appraisal report presented by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; (iv) the appraisal report presented by Banco Itaú BBA S.A., acting as consultant to the independent committee of the Company; and (v) the report presented to the Board of Directors of the Company by the independent committee of the Company. For consultation and analysis of such documents at the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, November 9, 2009

Wilson Amaral de Oliveira
- Chairman of the Board of Directors -